                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                              (AMENDMENT NO. 4)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          REGENT ASSISTED LIVING, INC.
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                               (Name of Issuer)


                      Common Stock, no par value per share
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                        (Title of Class of Securities)


                                  758949-10-1
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                                (CUSIP Number)


                           Pamela J. Privett, Esq.
             Senior Vice President, General Counsel and Secretary
                             LTC Healthcare, Inc.
                       300 Esplanade Drive, Suite 1860
                          Oxnard, California  93030
                                 (805) 981-3611
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                November 5, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /


                         (Continued on the following page)




                              Page 1 of 8 Pages

                                 SCHEDULE 13D


CUSIP No. 758949-10-1                                               Page 2 of 8


-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON

     LTC HEALTHCARE, INC.
     TAX I.D. NO. 91-1895305
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 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  / /
                                                                       (b)  / /
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 3  SEC USE ONLY

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 4  SOURCE OF FUNDS

    WC, OO
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 5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
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 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    NEVADA
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NUMBER OF SHARES              7  SOLE VOTING POWER
 BENEFICIALLY OWNED              1,133,333 SHARES
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  8  SHARED VOTING POWER
                                 0
                             --------------------------------------------------
                              9  SOLE DISPOSITIVE POWER
                                 1,133,333 SHARES
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                0
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,133,333 SHARES
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            / /
-------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    19.7%
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14  TYPE OF REPORTING PERSON

    CO
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                                                                   Page 3 of 8

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to shares of common stock, no par value per share (the "Common Stock"), of Regent Assisted Living, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 121 SW Morrison Street, Suite 1000, Portland, Oregon 97204.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) This statement is being filed by LTC Healthcare, Inc., a Nevada corporation ("Healthcare").

          (b) The address of Healthcare's principal offices is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of Healthcare are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The current principal business of Healthcare is to engage in the following activities: (i) ownership of leveraged properties leased to third parties; (ii) ownership of secured high yield mortgage loans; (iii) operation of long-term care facilities; (iv) development of long-term care properties, and (v) ownership of equity investments in long-term care companies.

          (d) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Healthcare nor, to the best of its knowledge, any of the executive officers or directors of Healthcare, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of Healthcare, each of the executive officers and directors of Healthcare is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The aggregate amount of funds paid in cash by Healthcare in making the Note Purchase (as defined below) was $8,500,000, and Healthcare used its working capital and proceeds from a loan (as described in Item 4 below) to make such investment.

ITEM 4.   PURPOSE OF TRANSACTION.

          On March 26, 1998, Healthcare and the Company agreed that Healthcare would invest $4,000,000 in the Company (the "Initial Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Initial Notes"). The Initial Note Purchase was consummated on March 30, 1998 pursuant to the terms of a Convertible Subordinated Note Purchase Agreement (the "Purchase Agreement"), dated as of March 30, 1998, by and between the Company and Healthcare. On April 22, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $1,000,000 (the "Second Note Purchase") in the form of convertible subordinated debentures due 2008 (the

"Secondary Notes"). On May 18, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $1,500,000 (the "Third Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Third Notes"). On September 1, 1998, pursuant to the terms of the Purchase Agreement, Healthcare invested an additional $2,000,000 (the "Fourth Note Purchase," together with the Initial Note Purchase, the Second Note Purchase and the Third Note Purchase, the "Note Purchase") in the form of convertible subordinated debentures due 2008 (the "Fourth Notes," together with the Initial Notes, the Secondary Notes and the Third Notes, the "Notes"). The Notes bear interest at 7.5% and are convertible, at any time in whole or in part at Healthcare's option, into the Company's Common Stock at a price of $7.50 per share, subject to adjustment, which if all Notes issued to date to Healthcare were converted would result in the issuance of 1,133,333 shares of the Company's Common Stock. The Company can require conversion of the Notes at such time as the Company's Common Stock trades at $12 per share or more for thirty consecutive days. Healthcare does not anticipate purchasing any additional Notes.

          The purpose of the Note Purchase was to provide the Company with additional funds while providing Healthcare with an opportunity to invest in the Company.

          Healthcare also entered into a Registration Rights Agreement with the Company pursuant to which Healthcare has, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock issued to it upon conversion of all or any portion of the Notes.

          In addition, on September 25, 1998, Healthcare acquired 69,000 shares of the Company's Common Stock from LTC Properties, Inc., a Maryland corporation. Subsequently, in a series of transactions between October 30, 1998 and November 5, 1998, Healthcare sold all of such shares in the open market. Assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 19.7% of the outstanding shares of the Company's Common Stock. Healthcare currently has no other plan to further increase or decrease the size of its investment in the Company.

          Healthcare intends to review its investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Healthcare, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Company.

          Except as described herein, Healthcare has no present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, Healthcare will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Healthcare beneficially owns no shares of the Company's Common Stock. Healthcare beneficially owns Notes convertible into 1,133,333 shares of the Company's Common Stock. Immediately following the consummation of the transactions contemplated by the Note Purchase and assuming conversion of all Notes currently beneficially owned by Healthcare, Healthcare would be the beneficial owner of 19.7% of the outstanding shares of the Company's Common Stock.

          (b) If Healthcare were to convert all of the Notes currently outstanding, Healthcare would have sole power to vote or direct the vote of and sole power to dispose or direct the disposition of 1,133,333 shares of the Company's Common Stock.

          (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of Healthcare or any executive officer or director of Healthcare during the past 60 days.

          (d) Except as stated in this Item 5, to the best knowledge of Healthcare, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock issuable to Healthcare upon conversion of the Notes.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Items 4 and 5.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     *Exhibit 1.    Convertible Subordinated Note Purchase Agreement, dated as of March 30, 1998, by and between Regent Assisted Living,
                    Inc. and LTC Healthcare, Inc. (formerly known as LTC Equity
                    Holding Company, Inc.)

     *Exhibit 2.    Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC
                    Healthcare, Inc. (formerly known as LTC Equity Holding
                    Company, Inc.)

----------------
* Exhibits previously filed.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

 Dated:  December 11, 1998               LTC HEALTHCARE, INC.


                                         By: /s/ Pamela J. Privett
                                             -------------------------
                                         Name:  Pamela J. Privett
                                         Title: Senior Vice President,
                                                General Counsel and Secretary

                                  SCHEDULE I


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                              LTC HEALTHCARE, INC.

          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of LTC Healthcare, Inc. is set forth below.


                                                     PRINCIPAL OCCUPATION, IF OTHER
NAME AND BUSINESS           POSITION WITH LTC        THAN AS EXECUTIVE OFFICER OF
ADDRESS                     HEALTHCARE, INC.         LTC HEALTHCARE, INC.
-------------------------   ---------------------    -------------------------------
Andre C. Dimitriadis        Chairman of the Board    Chairman of the Board and
300 Esplanade Drive,        and Chief Executive      Chief Executive Officer
Suite 1860                  Officer                  of LTC Properties, Inc.
Oxnard, CA 93030

James J. Pieczynski         President, Chief         President, Chief
300 Esplanade Drive,        Financial Officer and    Financial Officer and
Suite 1860                  Director                 Director of LTC
Oxnard, CA 93030I                                    Properties, Inc.

Christopher T. Ishikawa     Senior Vice President    Senior Vice President and
300 Esplanade Drive,        and Chief Investment     Chief Investment Officer
Suite 1860                  Officer                  of LTC Properties, Inc.
Oxnard, CA 93030

Pamela J. Privett           Senior Vice              Senior Vice President,
300 Esplanade Drive,        President, General       General Counsel and
Suite 1860                  Counsel and Secretary    Secretary of LTC
Oxnard, CA 93030                                     Properties, Inc.

Bary G. Bailey              Director                 Executive Vice President,
12225 El Camino Real                                 Finance of Premier, Inc.
San Diego, CA 92130

Steven Stuart               Director                 Independent Consultant
190 Riverside Drive,
Apt. 5D
New York, NY 10014

                                 EXHIBIT INDEX


*Exhibit 1.    Convertible Subordinated Note Purchase Agreement, dated as of
               March 30, 1998, by and between Regent Assisted Living, Inc. and
               LTC Healthcare, Inc. (formerly known as LTC Equity Holding
               Company, Inc.)

*Exhibit 2.    Registration Rights Agreement, dated as of March 30, 1998, by and between Regent Assisted Living, Inc. and LTC Healthcare,
               Inc. (formerly known as LTC Equity Holding Company, Inc.)

--------------------
* Exhibits previously filed.